UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 6 )*

                        PS Business Parks, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                             69360J 10 7
                            (CUSIP Number)

             David Goldberg, 701 Western Avenue, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          September 3, 1998
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Texas Holdings, Ltd.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             Texas

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       266,706

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       266,706

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             266,706

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             1.1%

   14   Type of Reporting Person*
             PN

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS GPT Properties, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       N/A

                  8    Shared Voting Power
                       266,706 (see footnote 1 below)

                  9    Sole Dispositive Power
                       N/A

                  10   Shared Dispositive Power
                       266,706 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             266,706 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             1.1%

   14   Type of Reporting Person*
             CO

   (1) Includes 266,706 shares held of record by PS Texas Holdings, Ltd.

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       4,947,622

                  8    Shared Voting Power
                       266,706 (see footnote 1 below)

                  9    Sole Dispositive Power
                       4,833,267

                  10   Shared Dispositive Power
                       266,706 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             5,214,328 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             22.1%

   14   Type of Reporting Person*
             CO

   (1) Includes 266,706 shares held of record by PS Texas Holdings, Ltd.

         The Statement on Schedule 13D dated November 16, 1995, as amended and restated by Amendment No. 1 dated January 12, 1996 and Amendment No. 2 dated April 16, 1996, amended by Amendment No. 3 dated June 17, 1996 and Amendment No. 4 dated August 18, 1997 and amended and restated by Amendment No. 5 dated March 17, 1998 (the "Schedule 13D") filed by PS Texas Holdings, Ltd. ("PS Texas"), PS GPT Properties, Inc. ("PS GPT") and Public Storage, Inc. ("PSI") (collectively, the "Reporting Persons"), relating to the Common Stock, par value $.01 per share (the "Shares") of PS Business Parks, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 6 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is supplemented as follows:

         During the period commencing March 18, 1998 (i.e., after the transactions reported in Amendment No. 5 to the Schedule 13D) and ending September 3, 1998, PSI purchased an additional 299,900 Shares for an aggregate cost (including commissions) of approximately $5,992,259, with funds obtained from PSI's working capital.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is supplemented as follows:

         As of September 3, 1998, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite its name, which Shares constituted approximately 22.1%, in the aggregate, of the total number of Shares outstanding on September 3, 1998 of 23,635,650.

                                                       Approximate % of
Reporting Person               No. of Shares          Shares Outstanding
----------------               -------------          ------------------

PS Texas                           266,706                 1.1%
PS GPT                                  --<F1>              --
PSI                              4,947,622<F2>            20.9%
                                 ---------                ----

   Total                         5,214,328                22.1%

<F1> Excludes 266,706 Shares held of record by PS Texas as to which PS GPT shares voting and dispositive power.

<F2> Includes (i) 4,833,267 Shares as to which PSI has sole voting and dispositive power and (ii) 114,355 Shares which PSI has an option to acquire (together with other securities) from B. Wayne Hughes as trustee of the B.W. Hughes Living Trust and as to which PSI has sole voting power (pursuant to an irrevocable proxy) and no dispositive power. Excludes 266,706 Shares held of record by PS Texas as to which PSI shares voting and dispositive power.

         During the 60-day period ended September 3, 1998, PSI engaged in the following acquisitions of Shares at the following prices (not including commissions):

         Transaction       No. of Shares       Price Per         Type of
            Date             Acquired            Share         Transaction
         -----------       -------------       ---------       -----------
          8/05/98             10,200            $21.00         open market
          8/05/98              2,200            $20.875        open market
          8/05/98              5,000            $20.75         open market
          8/12/98              5,000            $21.00         open market
          8/13/98              1,800            $20.75         open market
          8/13/98              1,400            $20.8125       open market
          8/13/98              1,800            $20.875        open market
          8/24/98              9,800            $20.875        open market
          8/28/98              4,000            $20.6875       open market
          8/28/98              7,000            $20.625        open market
          8/31/98              1,000            $20.375        open market
          8/31/98              1,800            $20.3125       open market
          8/31/98              2,200            $20.25         open market
          9/01/98              9,000            $20.0625       open market
          9/01/98              6,200            $20.125        open market
          9/01/98             15,900            $20.25         open market
          9/02/98             50,000            $20.125        open market
          9/03/98             50,000            $19.75         open market
          9/03/98              3,000            $19.125        open market
          9/03/98            112,600            $19.50         open market

                                     SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1998           PS TEXAS HOLDINGS, LTD.

                                    By: PS GPT Properties, Inc.,
                                        general partner


                                        By: /s/ SARAH HASS
                                            -------------------------
                                            Sarah Hass
                                            Vice President

                                    PS GPT PROPERTIES, INC.


                                    By:  /s/ SARAH HASS
                                        -------------------------
                                        Sarah Hass
                                        Vice President


                                    PUBLIC STORAGE, INC.


                                    By:  /s/ SARAH HASS
                                        -------------------------
                                        Sarah Hass
                                        Vice President